FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR NINE-MONTH PERIOD ENDED ON SEPTEMBER 30, 2010

Highlights for the Period

SUMMARY

  We continued evidencing a strong growth in electricity demand in the five countries in which we operate, and especially in Brazil and Peru.

  This increase in demand has been largely supported by the strong economic activity experienced in these markets. 2010 Consensus forecasts for GDP increases in the countries were we operate consider figures of 7.5% in Argentina, Brazil and Peru, 5.2% in Chile, and 4.4% in Colombia.

  The performance of the Latin American economies, even under the financial stress experienced on a worldwide basis during 2010, it's a clear sign of the strong resilience of demand and economic activity in the five countries were we operate.

  A well diversified mix of assets, contributed to balance the structure of our EBITDA, as follows,

• Generation and Transmission	55%
• Distribution	45%

  In light of our improved overall financial shape, Moody's placed the Baa3 senior unsecured rating of Enersis under review for a possible upgrade.

  Our client´s base increased in more than 380,000 new customers, confirming the high stability coming from natural growth.

  In this regards, its important highlighting our Brazilian distribution business, which presents an increase of 20% in Operating Income.

  As expected, main physical data confirmed that the second half of 2010 would behave better than the first half of this year. In fact, if we compare the third and the second quarter (on a quarterly basis), we have the following positive changes:

In Generation
• Energy Sales increased 5%
• Generation increased 12%
• Energy Purchases decreased 35%

In Distribution
• Energy Sales increased 4.4%

  Total Operating Income of the period totaled Ch$ 1,289,551 million, equivalent to a 15% decrease compared with the same period of 2009.

  As of September 30th, 2010, net income attributable to the company's shareholders amounted to Ch$ 342,141 million, a 36% decrease, mainly explained by the reasons previously given.

Pg.1

DISTRIBUTION BUSINESS

Consolidated figures for the Distribution Businesses are detailed as follows:

  Operating Revenues increased 1.2%, amounting to Ch$ 3,184,955 million.

  Operating Costs reached Ch$ 2,627,975 million, which represent a 1.7% increase compared with 3Q09.

  EBITDA totaled Ch$ 747,356 million, in line with the same period of 2009.

  Operating income slightly decreased by 1.2% amounting to Ch$ 556,981 million, mainly explained by the lower results on our Chilean and Argentine operations, almost completely offset by the important increase in the results from our Brazilian subsidiaries.

  Higher demand faced by our distribution subsidiaries in Brazil and Peru, confirming the steady and sustained growth in demand experienced during 2010.

Positive factors that influenced these results by country are the following:

In Brazil, EBITDA increased Ch$ 45,481 million, as a result of:

  The sustained increase in demand experienced by our subsidiaries.

  The improvement in sales mix and margins.

In Peru, EBITDA increased Ch$ 1,610 million, as a result of:

  Better sales margins and lower SG&A costs.

  7.5% increase in demand.

In Colombia, EBITDA increased Ch$ 1,691 million, mainly as a result of:

  Higher demand experienced during the year, which allowed the company to offset the higher cost of energy purchased and also the lower revenues due to the deconsolidation of Codensa Hogar's revenues, distorting comparison basis.

In Chile, EBITDA decreased Ch$ 28,205 million, which is explained mainly by the following:

  A lower purchase/sales mix.

  A 9% lower VAD due to the negative indexer variation compared to 3Q09.

  All the above was partially offset by higher sales volumes related to the increase in electricity demand experienced during 2010.

In Argentina, EBITDA decreased Ch$ 20,605 million, as result of:

  A lower sales mix, represented by higher sales to industrial customers over residential customers.

  Higher operational costs, mainly boosted by fines imposed by the authority.

  In 2009, a General Agreement was recognized with the Provincial Government related to energy consumption for impoverished people living in shanty towns. The agreement implied Ch$ 8,285 million.

Pg.2

GENERATION AND TRANSMISSION BUSINESS

Consolidated results for Generation and Transmission Business are detailed as follows:

  Consolidated physical sales decreased 5.0%, totaling 47,313 GWh, primarily due to lower sales in Argentina and Colombia.

  Due to lower sales, partially offset by higher prices, Total Revenues decreased 1.2%, amounting to Ch$ 2,076,441 million.

  Operating Costs amounted Ch$ 1,330,803 million, a 16.4% increase, mainly explained by higher energy purchases in Chile and higher costs of fuel in Argentina.

  EBITDA decreased 17.4%, amounting to Ch$ 931,647 million.

  Operating Income decreased 22.3% amounting to Ch$ 745,638 million.

  Hydro generation experienced a 10.7% decrease, mainly attributable to Colombia and Chile.

In Argentina, EBITDA decreased by Ch$ 1,691 million, as a result of:

    34% of higher costs of fuel.

    Partially offset by higher average prices of approximately 33%.

In Chile, EBITDA decreased by Ch$ 180,001 million which is explained primarily by the following:

    Lower sales prices of approximately 9.3%.

    Higher cost of Ch$ 64,640 million due to a surge in energy purchases in Chile.

    The latter was partially offset by a decrease of 3.6% in cost of fuel.

In Colombia, EBITDA decreased by Ch$ 2,046 million, which is explained primarily by the following:

    Ch$ 9,638 million in higher costs of fuel.

    Higher transportation costs of 8.2%.

    The above mentioned was partially offset by a 19% increase in average sales of prices, due to the increase in market prices related to the higher thermal production in the country.

In Peru, EBITDA decreased by Ch$ 3,311 million, as consequence of:

    Higher costs of energy purchases by Ch$ 5,145 million due to the absence of the non- recurrent provision accumulated as of September 30, 2009, related to distributors without contracts.

    A 13.4% of increase in fuel costs due to the increase in thermal generation.

In Brazil, EBITDA decreased by Ch$ 8,724 million, as a result of:

  A decrease in income from the transmission business, due to the reduced operation of the transmission lines compared to the year 2009.

  Partially offset by the increasing income from the generation business, which experienced improved sales margins.

Pg.3

    FINANCIAL SUMMARY

      The average interest rate increased, from 7.4% up to 8.4%, mainly because of inflationary effects.
      Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below:

        Non-committed credit lines: US$ 527 million available in the aggregate for Enersis and Endesa Chile in the local markets.

        Committed long term credit lines for US$ 962 million on a consolidated basis, available for Enersis and Endesa, of which US$ 450 million are due in the short term.

        Cash and cash equivalents amounts to US $1,558 million.

      Coverage and Protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from variations in variables

        Our exchange rate policy is based on cash flows and it strives to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted Cross Currency Swaps for a total amount of US$1,406 million and Forwards, for US$138 million.

        In order to reduce volatility on financial results due to changes in market interest rates, we seek to maintain an adequate balance in debt structures. Additionally, we have contracted Interest Rate Swaps for US$ 384 million.

    The aforementioned financial policies are being permanently evaluated and adjusted to the changing macroeconomic scenario, in order to achieve the most efficient levels of protection.

    MARKET SUMMARY

    During the first nine months of 2010, the Chilean stock exchange main index (IPSA) showed an important increase of 33.9%, over performing when compared to other international stock markets, which have also shown a positive trend during this year, as follows: Bovespa: 1.2%, S&P 500: 2.3%, UKX: 2.5%, Dow Jones Industrials: 3.4% and FTSE 250: 13.2% (all yields measured in local currencies).

    Enersis shares' price in the local market decreased 0.6% during the period. Divestitures made by Chilean pension funds have influenced the evolution of Enersis stock, which is underperforming in the local market. During this year, Enersis continued to be among the most traded companies at the Santiago Stock Exchange, with an average trading volume of US$ 10.2 million per day during the nine-month period.

Top Five Daily Average Traded Amount at the Santiago Stock Exchange YTD as of September 2010
US $ Thousand
LAN	18,701
SQM	18,205
CENCOSUD	13,666
ENDESA	11,850
ENERSIS	10,170

    Pg.4

      Source: Bloomberg

      RISK RATING CLASSIFICATION INFORMATION

      Enersis' credit ratings have been upgraded in the first quarter of 2010, due to Company's improvements in the liquidity position and reduction of leverage. The positive perspectives on operational and credit profile of Enersis have been reflected in the upgrades received by Fitch Ratings, Standard & Poors and Feller Rate.

      Current ratings are further supported by our well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. Enersis' geographic diversification through Latin America provides us a natural hedge against different regulations and weather conditions. Most of our operating subsidiaries are financially strong and have leading market positions in the countries where they operate.

      On September 29, 2010, Moody's placed the Baa3 senior unsecured rating of Enersis under review for possible upgrade.

      Enersis' current risk classifications are:

        International Ratings:

Enersis	S&P	Moody's	Fitch
Corporate	BBB+, Stable	Baa3, (+) Revision	BBB+, Stable

        Domestic Ratings (for securities issued in Chile):

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA, Stable	AA, Stable

      Pg.5

      TABLE OF CONTENTS

Summary	1
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	4
Risk Rating Classification Information	5
TABLE OF CONTENTS	6

GENERAL INFORMATION	8
SIMPLIFIED ORGANIZATIONAL STRUCTURE	9
MARKET INFORMATION	10
EQUITY MARKET	10
DEBT MARKET	13
CONSOLIDATED INCOME STATEMENT ANALYSIS	14
NET INCOME	14
OPERATING INCOME	14
NET FINANCIAL INCOME	16
TAXES	16
CONSOLIDATED BALANCE SHEET ANALYSIS	17
ASSETS UNDER IFRS	17
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	19
LIABILITIES AND SHAREHOLDERS' EQUITY UNDER IFRS	20
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	21
(*) INCLUDES: ENDESA CHILE, PANGUE, PEHUENCHE, SAN ISIDRO, CELTA AND TÚNEL EL MELÓN	21
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	22
(*) INCLUDES: ENDESA CHILE, PANGUE, PEHUENCHE, SAN ISIDRO, CELTA AND TÚNEL EL MELÓN	22
EVOLUTION OF KEY FINANCIAL RATIOS	22
CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS	24
UNDER IFRS	24
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	25
CAPEX AND DEPRECIATION	25
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	26

ARGENTINA	30
GENERATION	30
Endesa Costanera	30
El Chocón	30
DISTRIBUTION	31
Edesur	31
BRAZIL	32
ENDESA BRASIL	32
GENERATION	32
Cachoeira	32
Fortaleza (cgtf)	33
TRANSMISSION	33

      Pg.6

CIEN	33
DISTRIBUTION	33
Ampla	33
Coelce	34
CHILE	35
GENERATION	35
Endesa Chile	35
DISTRIBUTION	36
Chilectra	36
COLOMBIA	37
GENERATION	37
Emgesa	37
DISTRIBUTION	38
Codensa	38
PERU	39
GENERATION	39
Edegel	39
DISTRIBUTION	39
Edelnor	39
CONFERENCE CALL INVITATION	42
CONTACT INFORMATION	43
DISCLAIMER	43

      Pg.7

      GENERAL INFORMATION

      (Santiago, Chile, Wednesday 27th, October 2010) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the period ended September 30, 2010. All figures are in Chilean pesos (Ch$) under International Financial Reporting Standards (IFRS). Variations refer to the period ended between September 30, 2009 and September 30, 2010.

      Figures as of September 30, 2010 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 483.65 as of September 30, 2010 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 520.16 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

      The consolidation includes the following investment vehicles and companies,
      a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM, and Inmobiliaria Manso de Velasco.
      b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

      In the following pages you will find a detailed financial statement analysis, a brief explanation for the most important variations and comments on main items in the P&L and Cash Flow Statements compared to the information as of September 30, 2009.

      * Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Túnel El Melón), non Chilean subsidiaries (Costanera, El Chocón, Edegel and Emgesa) and jointly controlled companies (Gas Atacama, Transquillota and HidroAysén).

      ** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

      Pg.8

      SIMPLIFIED ORGANIZATIONAL STRUCTURE

      Pg.9

      MARKET INFORMATION

      EQUITY MARKET

      New York Stock Exchange (NYSE)

      The chart below shows the performance of Enersis' ADR ("ENI") price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months:

      Return for the period: 30.5%

      Daily Average Transactions Volume
      (1 ADR = 50 Chilean shares)

      Pg.10

      Santiago Stock Exchange (BCS)

      The chart below shows the performance of Enersis' Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA):

      Return for the period: 15.1%

      Daily Average Transactions Volume
      Santiago Stock Exchange and Chilean Electronic Exchange

      Source: Bloomberg

      Pg.11

      Madrid Stock Exchange (Latibex) - Spain

      The chart below shows Enersis' share price ("XENI") at the Latibex over the last 12 months compared to the Local Stock Index (IBEX):

      Return for the period: 39.5%

      Daily Average Transactions Volume
      (1 unit = 50 Chilean shares)

      Source: Bloomberg

      Pg.12

      DEBT MARKET

      Yankee Bonds Price Evolution

      The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

      Source: Bloomberg

      (*) IShares Iboxx Corporate Investment Grade Bonds Fund is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

      Pg.13

      CONSOLIDATED INCOME STATEMENT ANALYSIS

      NET INCOME

      Enersis' Net Income attributable to the Owners of the Company for the nine-months period 2010 was Ch$ 342,141 million, representing a 36.0% decrease over the same last year's period, which was Ch$ 534,776 million.

Under IFRS
Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Sales	4,644,696	4,610,359	(34,338)	(0.7%)	8,863,348
Energy sales	4,231,970	4,234,951	2,980	0.1%	8,141,631
Other sales	38,680	34,862	(3,817)	(9.9%)	67,022
Other services	374,047	340,546	(33,500)	(9.0%)	654,695
Other operating income	255,631	220,013	(35,618)	(13.9%)	422,972
Revenues	4,900,328	4,830,372	(69,956)	(1.4%)	9,286,320

Power purchased	(1,223,870)	(1,140,692)	83,178	6.8%	(2,192,964)
Cost of fuel consumed	(503,315)	(572,987)	(69,672)	(13.8%)	(1,101,560)
Transportation expenses	(205,803)	(324,905)	(119,102)	(57.9%)	(624,625)
Other variable procurements and services	(518,080)	(526,839)	(8,759)	(1.7%)	(1,012,840)
Procurements and Services	(2,451,068)	(2,565,424)	(114,356)	(4.7%)	(4,931,989)

Contribution Margin	2,449,260	2,264,948	(184,312)	(7.5%)	4,354,330

Work on non-current assets	20,705	30,864	10,158	49.1%	59,335
Employee expenses	(265,111)	(267,176)	(2,065)	(0.8%)	(513,643)
Other fixed operating expenses	(323,109)	(351,283)	(28,174)	(8.7%)	(675,336)
Gross Operating Income (EBITDA)	1,881,745	1,677,353	(204,393)	(10.9%)	3,224,686
Depreciation and amortization	(331,288)	(355,185)	(23,897)	(7.2%)	(682,838)
Impairment losses (Reversals)	(27,818)	(32,617)	(4,799)	(17.3%)	(62,705)
Operating Income	1,522,639	1,289,551	(233,088)	(15.3%)	2,479,143

Net Financial Income	(212,945)	(229,117)	(16,172)	(7.6%)	(440,474)
Financial income	127,828	101,475	(26,353)	(20.6%)	195,084
Financial expenses	(343,080)	(327,496)	15,584	4.5%	(629,606)
Income (Loss) for indexed assets and liabilities	25,918	(12,414)	(38,332)	(147.9%)	(23,866)
Foreign currency exchange differences, net	(23,611)	9,319	32,929	139.5%	17,915
Gains	47,409	60,649	13,240	27.9%	116,598
Losses	(71,020)	(51,331)	19,689	27.7%	(98,683)
Net Income From Related Comp. Cons. by the Prop. Eq. Method	2,261	1,348	(913)	(40.4%)	2,592
Net Income From Other Investments	1,548	139	(1,410)	(91.0%)	266
Net Income From Sales of Assets	728	3,044	2,315	318.0%	5,851

Net Income Before Taxes	1,314,232	1,064,965	(249,267)	(19.0%)	2,047,379
Income Tax	(272,335)	(283,192)	(10,857)	(4.0%)	(544,432)
NET INCOME ATTRIBUTABLE TO:	1,041,897	781,773	(260,124)	(25.0%)	1,502,947
Shareholders of the Company	534,776	342,141	(192,635)	(36.0%)	657,761
Minority Interest	507,122	439,632	(67,489)	(13.3%)	845,186

Earning per share (Ch$ /share and US$ / ADR)	16.4	10.5	(5.9)	(36.0%)	1.0

      OPERATING INCOME

      Operating Income for the nine-months period of 2010 decreased by Ch$ 233,088 million, from Ch$ 1,522,639 million to Ch$ 1,289,551 million, representing a decrease of 15.3%; the above is mainly due to the decrease in results from our generation subsidiaries in Chile and Brazil, which was partially offset by better results from our distribution subsidiaries in Brazil.

      Operating Revenues and Costs, broken down by business line for the nine-month period ending on September 30, 2009 and 2010 are:

      Pg.14

Table 2
	Generation and Transmission					Distribution
Operating Income by
Businesses	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	2,102,436	2,076,441	(1.2%)	3,991,928	3,147,335	3,184,955	1.2%	6,123,030
Operating Costs	(1,143,243)	(1,330,803)	16.4%	(2,558,449)	(2,583,464)	(2,627,975)	1.7%	(5,052,243)
Operating Income	959,193	745,638	(22.3%)	1,433,479	563,871	556,981	(1.2%)	1,070,787

	Eliminations and Others					Consolidated
Operating Income by
Businesses	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	(349,443)	(431,024)	23.3%	(828,638)	4,900,328	4,830,372	(1.4%)	9,286,320
Operating Costs	349,018	417,956	19.8%	803,515	(3,377,688)	(3,540,821)	4.8%	(6,807,176)
Operating Income	(425)	(13,068)	2974.8%	(25,123)	1,522,639	1,289,551	(15.3%)	2,479,143

      Generation and Transmission Businesses reached an Operating Income of Ch$ 745,638 million, representing a Ch$ 213,555 million drop from the same period last year or the equivalent to a 22.3% decrease. Physical sales decreased 5.0% amounting to 47,313 GWh for the first nine-month period 2010 (49,786 GWh for the same period in 2009).

      Operating income for Generation and Transmission business line, detailed by country in the following table:

Table 3
	Chile				Argentina				Brazil
Generation & Transmission	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	1,070,213	984,721	(8.0%)	1,893,112	254,365	302,320	18.9%	581,206	243,897	238,660	(2.1%)	458,820
% of consolidated	51%	47%		47%	12%	15%		15%	12%	11%		11%
Operating Costs	(537,634)	(634,822)	18.1%	(1,220,435)	(218,584)	(264,808)	21.1%	(509,089)	(111,540)	(128,428)	15.1%	(246,901)
% of consolidated	47%	48%		48%	19%	20%		20%	10%	10%		10%

Operating Income	532,578	349,900	(34.3%)	672,677	35,781	37,513	4.8%	72,118	132,357	110,232	(16.7%)	211,919

	Peru				Colombia				Consolidated
Generation & Transmission	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	159,865	161,205	0.8%	309,913	374,771	390,201	4.1%	750,155	2,102,436	2,076,441	(1.2%)	3,991,928
% of consolidated	8%	8%		8%	18%	19%		19%	100%	100%
Operating Costs	(100,598)	(106,219)	5.6%	(204,204)	(175,561)	(197,192)	12.3%	(379,099)	(1,143,243)	(1,330,803)	16.4%	(2,558,449)
% of consolidated	9%	8%		8%	15%	15%		15%	100%	100%

Operating Income	59,267	54,986	(7.2%)	105,709	199,210	193,008	(3.1%)	371,056	959,193	745,638	(22.3%)	1,433,479

      Distribution business decreased its operating income by Ch$ 6,891 million, equivalent to 1.2% and totaling Ch$ 556,981 million.

      Physical sales amounted to 50,063 GWh, representing an increase of 2,736 GWh, equivalent to 5.8% variation. Our customers increased by 380 thousand, amounting 13,184 thousand customers.

      Operating income for Distribution line of business, detailed by country, as follows:

Table 4
	Chile				Argentina				Brazil
Distribution	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	849,645	723,062	(14.9%)	1,390,076	254,069	222,307	(12.5%)	427,382	1,265,227	1,416,243	11.9%	2,722,706
% of consolidated	40%	35%		35%	12%	11%		11%	60%	68%		68%
Operating Costs	(738,497)	(641,481)	(13.1%)	(1,233,238)	(222,796)	(209,263)	(6.1%)	(402,305)	(1,050,052)	(1,157,562)	10.2%	(2,225,396)
% of consolidated	65%	48%		48%	19%	16%		16%	92%	87%		87%

Operating Income	111,148	81,581	(26.6%)	156,838	31,273	13,044	(58.3%)	25,078	215,176	258,681	20.2%	497,310

	Peru				Colombia				Consolidated
Distribution	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10	3Q09	3Q10		3Q10
Operating Revenues	228,052	230,578	1.1%	443,283	550,342	592,765	7.7%	1,139,582	3,147,335	3,184,955	1.2%	6,123,030
% of consolidated	11%	11%		11%	26%	29%		29%	150%	151%
Operating Costs	(179,747)	(181,160)	0.8%	(348,278)	(392,373)	(438,508)	11.8%	(843,025)	(2,583,464)	(2,627,975)	1.7%	(5,052,243)
% of consolidated	16%	14%		14%	34%	33%		33%	226%	230%

Operating Income	48,305	49,418	2.3%	95,005	157,969	154,257	(2.3%)	296,557	563,871	556,981	(1.2%)	1,070,787

      Pg.15

      NET FINANCIAL INCOME

      The Company's net financial income as of September 30, 2010 was negative Ch$ 229,117 million, representing a decrease of 7.6% over the same period last year. The latter is mainly explained by a lower Financial Income by Ch$ 26.353 million related to a diminishing in the amount of cash deposits during the period, as well as higher financial costs of Ch$ 38,332 million due to the change on the Inflation Index Unit UF (Unidades de Fomento) over Chile's UF denominated debt. During the present period, the UF increased 1.9% compared to a decrease of 2.9% experienced during equal period last year.

      The above mentioned negative effects were partially offset with lower financial expenses of Ch$ 15,584 million due to a lower average debt stock and also due to a positive variation of foreign currency exchange differences by Ch$ 32,929 million, mainly linked to the operations of Chile, Argentina and Brazil.

      TAXES

      Income Tax increased by Ch$ 10,857 million during the first nine-month period of 2010. The latter is mostly explained by increases in: Enersis Ch$ 35,357 million, Endesa Chile Ch$ 12,234 million, Chilectra Ch$ 2,314 million mainly by effects of dollar exchange over income tax, besides El Chocón by Ch$ 4,768 million and Codensa for Ch$ 7,834 million. The latter was partially offset by lower income taxes in Gas Atacama Ch$ 16,102 million, Cien Ch$ 15,933 million, Edesur Ch$ 6,485 million, Ampla Ch$ 5,391 million, Coelce Ch$ 4,611 million and Pangue by Ch$ 4,007 million.

      Pg.16

      CONSOLIDATED BALANCE SHEET ANALYSIS

      ASSETS UNDER IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	FY2009	3Q10	Var FY2009-3Q10	Chg %	3Q10

CURRENT ASSETS
Cash and cash equivalents	1,134,901	753,705	(381,196)	(33.6%)	1,558,368
Other current financial assets	1,536	1,829	293	19.1%	3,781
Other current non-financial assets	38,502	33,156	(5,346)	(13.9%)	68,554
Trade accounts receivable and other receivables	1,138,647	1,267,427	128,780	11.3%	2,620,545
Accounts receivable from related companies	19,014	20,506	1,491	7.8%	42,397
Inventories	56,319	63,211	6,891	12.2%	130,695
Current tax receivable	112,176	138,675	26,500	23.6%	286,727
Non-current assets (or disposal groups) classified as held for sale	70,361	91,732	21,372	30.4%	189,667
Total Current Assets	2,571,456	2,370,240	(201,216)	(7.8%)	4,900,734

Other non-current financial assets	30,497	50,970	20,474	67.1%	105,387
Other non-current non-financial assets	94,255	124,158	29,903	31.7%	256,711
Trade accounts receivables and other receivables, net	194,977	216,524	21,547	11.1%	447,688
Investments in associates accounted for using the equity method	21,281	10,470	(10,812)	(50.8%)	21,648
Intangibles assets apart from increased value	1,446,122	1,443,830	(2,292)	(0.2%)	2,985,279
Increased value	1,501,352	1,492,110	(9,241)	(0.6%)	3,085,104
Property, plant and equipment, net	6,864,071	6,915,827	51,756	0.8%	14,299,240
Investment properties	31,232	30,754	(477)	(1.5%)	63,588
Deferred tax assets	454,897	440,741	(14,156)	(3.1%)	911,281
Total Non-Current Assets	10,638,685	10,725,386	86,701	0.8%	22,175,924

TOTAL ASSETS	13,210,140	13,095,626	(114,515)	(0.9%)	27,076,658

      Total Assets decreased Ch$ 114,515 million, mainly due to:

        Ch$ 201,216 million decrease in Current Assets, equal to 7.8%, as a result of:

          Ch$ 381,196 million decrease in cash and cash equivalent, primarily explained by decreases in term deposits at Endesa Chile for Ch$ 208,475 million used to pay debt and dividends, Emgesa for Ch$ 132,374 million due to a capital reduction, Cien for Ch$ 85,033 million used to pay debt, Ampla for Ch$ 70,583 million used to pay debt and Codensa for Ch$ 57,821 million used to pay dividends. This decrease in cash and cash equivalent was partially offset by increases in term deposits at Chilectra for Ch$ 57,038 million, Coelce for Ch$ 45,524 million, Cachoeira Dourada for Ch$ 28,093 million and Edesur for Ch$ 14,329 million.

          Increase in Trade accounts receivable and other receivables for Ch$ 128,780 million, primarily due to an increase in trade account receivable at Cien in Ch$ 67,791 million, Endesa Chile in Ch$ 29,637 million, El Chocón in Ch$ 24,218 million, Chilectra in Ch$ 15,794 million, Codensa in Ch$ 13,024 million, Emgesa in Ch$ 11,338 million, CGTF in Ch$ 6,516 million and Cachoeira Dourada in Ch$ 3,950 million. This effect was partially compensated by decreases in Ampla by Ch$ 20,105 million, Costanera in Ch$ 14,891 million, Coelce in Ch$ 10,315 million and in Pehuenche in Ch$ 3,576 million.

          Increase in Current tax receivable by Ch$ 26,500 million, which mainly corresponds to a higher Value Added Tax ("IVA") receivable and increases in payments with charge to income taxes at Endesa Chile for Ch$ 23,384 million and Ampla for Ch$ 4,330 million.

          Increase in available-for-sale non-current assets by Ch$ 21,372 million, basically related to a reclassification of Synapsis' assets.

      The above is partially offset by:

          Increase in Non-Current Assets in Ch$ 86,701 million equal to 0.8%, mainly due to:

      Pg.17

        Increase in Property, plant and equipment, net by Ch$ 51,756 million due to conversion effect to Chilean pesos from subsidiaries statements, in approximately Ch$ 115,405 million, additions for the period in approximately Ch$ 210,999 million, partially compensated by depreciation during the period for Ch$ 275,647 million.

        Increase in Non-current receivables by Ch$ 21,547 million mainly due to increases at Ampla, for Ch$ 18,371 million, Coelce for Ch$ 10,522 million and Endesa Chile for Ch$ 4,489 million. The latter was partially offset due to a decrease in Edesur for Ch$ 4,814 million, Chilectra by Ch$ 3,086 million and CGTF for Ch$ 2,523 million.

        Increase in Other non-current financial assets by Ch$ 20,474 million mainly explained by Endesa Chile's derivatives effects by Ch$ 12,536 million, Coelce by Ch$ 4,411 million related to pension funds surplus and Enersis by Ch$ 3,561 million.

        Decrease in Investments in associates accounted for using the equity method by Ch$ 10,812 million, which is mainly explained by the equity variation in GNL Quintero due to negative effect of the mark-to-market variation of the Swap derivative.

      Pg.18

      BOOK VALUE AND ECONOMIC VALUE OF ASSETS

      Regarding the more important assets, the following should be mentioned:

      Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

      The capital gain (lower investments or goodwill value) generated by consolidation represents the acquisition cost surplus on the Group's share in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a Subsidiary at the time of acquisition.

      Capital gain is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

      Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller Group of identifiable assets that generate independent cash incomes.

      Assets expressed in foreign currency are submitted at the prevalent exchange rate at the closing of the period.

      Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

      In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

      Pg.19

      LIABILITIES AND SHAREHOLDERS' EQUITY UNDER IFRS

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	FY2009	3Q10	Var FY2009-3Q10	Chg %	3Q10

CURRENT LIABILITIES
Other current financial liabilities	732,428	693,259	(39,169)	(5.3%)	1,433,390
Trade accounts payable and other payables	976,506	1,012,949	36,443	3.7%	2,094,384
Accounts payable to related companies	111,956	90,546	(21,410)	(19.1%)	187,213
Provisions	100,024	93,580	(6,444)	(6.4%)	193,487
Current tax payable	185,286	116,971	(68,314)	(36.9%)	241,851
Current post-employment benefit obligations	4,915	6,422	1,507	30.7%	13,279
Other current non-financial liabilities	33,622	35,372	1,751	5.2%	73,136
Liabilities (or disposal groups) classified as held for sale	50,650	52,185	1,534	3.0%	107,898
Total Current Liabilities	2,195,388	2,101,285	(94,103)	(4.3%)	4,344,639

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,543,626	3,259,556	(284,070)	(8.0%)	6,739,493
Non-current liabilities	58,728	78,411	19,683	33.5%	162,123
Accounts payable to related companies	3,557	2,263	(1,294)	(36.4%)	4,678
Provisions	250,287	237,506	(12,781)	(5.1%)	491,070
Deferred tax liabilities	573,049	568,801	(4,248)	(0.7%)	1,176,060
Non-current post-employment benefit obligations	182,689	189,660	6,971	3.8%	392,143
Other non-current non-financial liabilities	25,814	27,053	1,239	4.8%	55,936
Total Non-Current Liabilities	4,637,749	4,363,250	(274,499)	(5.9%)	9,021,503

SHAREHOLDERS' EQUITY
Issued share capital	2,824,883	2,824,883	-	0.0%	5,840,758
Retained earnings (losses)	1,817,613	2,023,338	205,725	11.3%	4,183,476
Additional paid-in capital	158,760	158,760	-	0.0%	328,253
Other equity changes	-	-	-		-
Reserves	(1,282,776)	(1,307,986)	(25,210)	(2.0%)	(2,704,406)
			-
Equity Attributable to Shareholders of the Company	3,518,480	3,698,995	180,515	5.1%	7,648,082
Equity Attributable to Minority Interest	2,858,524	2,932,096	73,572	2.6%	6,062,434
Total Shareholders' Equity	6,377,004	6,631,091	254,087	4.0%	13,710,516

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,210,140	13,095,626	(114,515)	(0.9%)	27,076,658

      The company's Total Liabilities and Shareholder´s Equity decreased by Ch$ 114,515 million from the period ended on December 31st, 2009, largely due to the decrease in non-current liabilities in Ch$ 274,499 million, current liabilities by Ch$ 94,103 million, both which were partially compensated by an increase in Shareholders' equity by Ch$ 254,087 million. The detail is explained as follows:

        Non-Current Liabilities decreased by Ch$ 274,499 million, equal to 5.9%, mainly due to:

          Other non-current financial liabilities (financial debt and derivatives) diminished by Ch$ 284,070 million, mainly due to decreases in Endesa Chile by Ch$ 120,937 million related to a loan payment, Ampla by Ch$ 104,073 million, due to a loan and bond payment plus conversion effect. Coelce decreased by Ch$ 41,434 million, mainly because of a reclassification from the long term to the short term and foreign currency exchange effect, Cien by Ch$ 31,162 million, due to loan payment and conversion effect, Edegel by Ch$ 13,041 million, because of a reclassification from the long term to the short term and bond coupon payment and Edesur by Ch$ 10,018 million due to bond payment and short term reclassification. This decrease was partially compensated by increases in Emgesa by Ch$ 35,304 million and Codensa by Ch$ 31,197 million, both due conversion effect. Increase in Enersis can be explained by hedge derivatives effects by Ch$ 15,331 million.

        Decrease in Current Liabilities of Ch$ 94,103 million, a 4.3% drop, due to:

          Decrease in Current tax payable for Ch$ 68,314 million which mainly corresponds to Endesa Chile by Ch$ 34,519 million, Emgesa by Ch$ 32,397 million, Pangue by Ch$ 8,354 million, Edegel by Ch$ 7,732 million and Codensa by Ch$ 4,177 million due to tax payments. The latter was partially compensated for increases in CGTF by Ch$ 10,757 million and Coelce by Ch$ 10,002 million.

          Decrease in Other current liabilities (financial debt and derivatives) for Ch$ 39,169 million, mainly in Endesa Chile for Ch$ 132,281 million and GasAtacama for Ch$ 6,547 million, both due to loans payments. This was partially offset by Ampla, subsidiary that increased its current liabilities by Ch$ 33,318 million, mainly explained by new loan facilities and reclassifications from the long term. The same reasons apply to Chocón and Costanera, for Ch$ 19,435 million and Ch$ 14,883 million respectively.

          Decrease in accounts payable to related companies by Ch$ 21,410 million which mainly corresponds to dividend payments to Endesa Latinoamerica and lower payable accounts to Cemsa in Ch$ 17,962 million.

          The above was in part compensated by an increase in current accounts payable and other commercial liabilities by Ch$ 36,443 million, related to Cien by Ch$ 57,256 million, Coelce by Ch$ 30,227 million, Edesur and Chilectra by Ch$ 27,954 million and Ch$ 11,971 million respectively. This effect was softened due to decreases in Endesa Chile by Ch$ 65,344 million, Endesa Eco by $ 12,496 million, Costanera by Ch$13,434 million and Pehuenche by Ch$ 2,061 million.

      Pg.20

      Total Shareholders' equity increased by Ch$ 254,087 million when compared to December 2009. The Total shareholders' equity attributable to the Owners of the Company increased in Ch$ 180,515 million which is explained mainly by the effect of the net income for the period.

      The minorities participation increased in Ch$ 73,572 million, as a consequence of the net effects in the results, the conversion net effects, minimum dividends, reserves and derivatives hedge.

      DEBT MATURITY WITH THIRD PARTIES, MILLION US$

Table 7
(Million US$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	37.4	83.7	49.0	425.8	741.5	226.7	1,596.0	3,160.1
Enersis	2.1	4.3	4.6	4.9	562.8	5.4	459.7	1,043.8
Chilectra	0.0	-	-	-	-	-	-	0.0
Endesa Chile (*)	35.2	79.3	44.4	421.0	178.6	221.3	1,136.3	2,116.2
Argentina	62.1	152.6	66.3	25.4	43.0	13.5	-	362.8
Edesur	11.1	32.6	28.2	0.7	0.5	-	-	73.1
Costanera	35.2	56.6	26.0	24.7	42.5	13.5	-	198.4
Chocón	15.5	63.4	12.1	-	-	-	-	91.1
Hidroinvest	0.3	-	-	-	-	-	-	0.3
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	32.5	97.6	132.2	143.9	101.8	80.8	210.3	799.1
Edelnor	0.9	38.5	62.2	94.3	53.4	48.4	52.1	349.8
Edegel	31.7	59.1	70.0	49.5	48.4	32.4	158.2	449.3
Brazil	221.0	522.1	558.3	216.4	140.8	49.5	46.6	1,754.7
Endesa Brasil	114.2	-	-	-	-	-	-	114.2
Coelce	18.5	143.5	123.6	103.0	96.8	4.5	21.5	511.5
Ampla	21.9	245.3	303.1	100.2	29.8	28.7	5.2	734.3
Cachoeira	-	-	-	-	-	-	-	-
Cien	60.9	121.6	119.2	-	-	-	-	301.7
Fortaleza	5.4	11.7	12.3	13.2	14.2	16.3	19.9	93.0
Colombia	149.3	244.1	188.0	133.7	217.3	138.7	726.8	1,797.9
Codensa	60.5	111.0	18.7	133.7	138.7	-	342.1	804.7
Emgesa	88.8	133.2	169.2	-	78.6	138.7	384.7	993.2
TOTAL	502.3	1,100.1	993.7	945.2	1,244.4	509.3	2,579.7	7,874.7
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel el melón

      Pg.21

      DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 7.1
(Million Ch$)	2010	2011	2012	2013	2014	2015	Balance	TOTAL
Chile	18,072	40,472	23,701	205,958	358,619	109,648	771,912	1,528,381
Enersis	1,025	2,098	2,219	2,347	272,219	2,624	222,324	504,857
Chilectra	17	-	-	-	-	-	-	17
Endesa Chile (*)	17,029	38,374	21,481	203,611	86,400	107,023	549,588	1,023,507
Argentina	30,032	73,790	32,054	12,270	20,795	6,535	-	175,477
Edesur	5,358	15,774	13,640	347	254	-	-	35,372
Costanera	17,028	27,353	12,552	11,923	20,541	6,535	-	95,933
Chocón	7,514	30,663	5,862	-	-	-	-	44,039
Hidroinvest	133	-	-	-	-	-	-	133
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	15,741	47,203	63,941	69,592	49,234	39,093	101,696	386,502
Edelnor	415	18,621	30,103	45,632	25,810	23,408	25,193	169,183
Edegel	15,326	28,581	33,838	23,960	23,425	15,686	76,503	217,319
Brazil	106,898	252,521	270,009	104,652	68,107	23,940	22,536	848,662
Endesa Brasil	55,255	-	-	-	-	-	-	55,255
Coelce	8,954	69,426	59,787	49,818	46,826	2,161	10,395	247,368
Ampla	10,614	118,640	146,609	48,446	14,430	13,897	2,528	355,164
Cachoeira	-	-	-	-	-	-	-	-
Cien	29,442	58,797	57,656	-	-	-	-	145,896
Fortaleza	2,634	5,658	5,956	6,388	6,851	7,881	9,613	44,980
Colombia	72,191	118,081	90,904	64,676	105,108	67,092	351,517	869,569
Codensa	29,252	53,673	9,049	64,676	67,092	-	165,448	389,190
Emgesa	42,939	64,408	81,854	-	38,017	67,092	186,069	480,378
TOTAL	242,934	532,068	480,608	457,148	601,864	246,308	1,247,662	3,808,591
(*) Includes: Endesa Chile, Pangue, Pehuenche, San Isidro, Celta and Túnel El Melón

      EVOLUTION OF KEY FINANCIAL RATIOS

Table 8
Indicator	Unit	FY2009	3Q10	Var FY2009-3Q10	Chg %
Liquidity	Times	1.17	1.13	(0.04)	(3.4%)
Acid ratio test *	Times	1.15	1.10	(0.05)	(4.3%)
Working capital	Million Ch$	376,068	268,955	(107,113)	(28.5%)
Working capital	Thousand US$	777,563	556,095	(221,468)	(28.5%)
Leverage **	Times	1.07	0.97	(0.10)	(9.3%)
Short-term debt	%	32.0	33.0	1.00	3.1%
Long-term debt	%	68.0	67.0	(1.00)	(1.5%)
* (Current assets net of inventories and prepaid expenses) / Current liabilities ** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	3Q09	3Q10	Var 3Q09-3Q10	Chg %
Financial expenses coverage *	Times	5.52	5.07	(0.45)	(8.1%)
Op. income / Op. rev.	%	31.07	26.70	(4.38)	(14.1%)
ROE **	%	20.43	12.96	(7.47)	(36.6%)
ROA **	%	9.82	7.72	(2.10)	(21.4%)
* EBITDA / Financial costs ** Annualized figures

      Liquidity, a key consideration in our financial management, continues to be in a very solid position. As of September, 2010, liquidity reached 1.13 times, decreasing 0.04 times, equivalent to a 3.4% when compared to December 2009. Enersis has a sound financial profile and ample access to credit markets. In fact, the Company has been serving its debt maturities with own generated resources, with an appropriate maturity schedule.

      The company has credit lines with financial institutions, as described below:

        Uncommitted credit lines for US$ 527 million available for Enersis and Endesa Chile.

        Committed long term credit lines by US$ 962 million available for Enersis and Endesa Chile, of which US$ 450 million are due in the short term.

      Pg.22

        Cash and cash equivalents amounted to US$ 1,558 million on a consolidated basis.

      Leverage ratio was 0.97, showing a decrease of 9.3% as of December, 2009.

      Financial Expenses Coverage reached 5.07 times, a decrease of 0.45 times or 8.1% drop from the ratio registered on equal period the precedent year. This is mainly the result of the EBITDA decrease during this year and also due to the increase in financial costs.

      Operating Income over Operating Revenues profitability decreased 14.1%, reaching a 26.70% as of September, 2010.

      The annual ROE of the Parent Company reached 13.0%, a decrease of 36.6% from the registered as of December 2009. This decrease is derived from the lower results for the period.

      Annual ROA reached 7.7% in September 2010, a decrease of 2 pp. from the registered as of December 2009, reflecting the decrease in the present period's results plus the increase in Total Assets.

      Pg.23

      CONSOLIDATED STATEMENTS OF CASH FLOWS ANALYSIS

      UNDER IFRS

Table 9
CASH FLOW	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10

Net Income	1,041,897	781,773	(260,124)	(25.0%)	1,502,947

Adjustments to Reconcile to Operating Income
Taxes Payable	272,335	283,192	10,857	4.0%	544,432
Decrease (increse) in inventories	(6,054)	13,709	19,763	326.5%	26,356
Decrease (increase) in trade accounts receivable	(2,841)	(184,575)	(181,734)	(6396.5%)	(354,842)
Decrease (increase) in other operating accounts receivable	(127,828)	(101,475)	26,353	20.6%	(195,084)
Decrease (increase) in trade accounts payable	(200,355)	(6,585)	193,770	96.7%	(12,659)
Decrease (increase) in other operating accounts payable	317,162	339,910	22,748	7.2%	653,472
Depreciation and amortization	331,288	355,185	23,897	7.2%	682,838
(Reversal of) Impairment losses	27,818	32,617	4,799	17.3%	62,705
Provisions	16,841	(10,822)	(27,663)	(164.3%)	(20,805)
Unrealized foreign currency exchange differences	23,611	(9,319)	(32,929)	(139.5%)	(17,915)
Non-distributed gains from associates	(2,261)	(1,348)	913	40.4%	(2,592)
Minority interest	-	-	-		-
Other non-cash	54,565	(13,744)	(68,310)	(125.2%)	(26,423)
Total adjustments to Reconcile to Operating Income	704,282	696,746	(7,536)	(1.1%)	1,339,484

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income tax proceeds (payments)	(341,758)	(341,634)	124	0.0%	(656,787)
Other operating proceeds (disbursements)	(2,266)	(1,139)	1,127	49.7%	(2,190)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,402,155	1,135,745	(266,410)	(19.0%)	2,183,454

Net Cash Flows provided by (used in) Investing Activities
Acquisitions of associates	(19,912)	-	19,912	(100.0%)	-
Loans to related companies	(6,285)	-	6,285	(100.0%)	-
Proceeds from sales of property, plant and equipment	13,918	4,129	(9,790)	(70.3%)	7,938
Purchase of property, plant and equipment	(363,053)	(302,451)	60,602	16.7%	(581,458)
Proceeds from sales of intangible assets	756	1,414	658	87.0%	2,718
Acquisitions of intangible assets	(136,949)	(124,451)	12,498	9.1%	(239,256)
Acquisitions of other long-term assets	(92)	-	92	(100.0%)	-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	-	-	-		-
Proceeds from dividends	2,672	2,545	(127)	(4.8%)	4,892
Proceeds from interest received	3,865	5,871	2,007	51.9%	11,288
Other investment proceeds (disbursements)	(8,383)	(7,244)	1,139	13.6%	(13,927)
NET CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES	(513,464)	(420,188)	93,275	18.2%	(807,806)

Cash Flows provided by (used in) Financing Activities
Long-term loans obtained	674,642	202,432	(472,210)	(70.0%)	389,172
Proceeds from loans from related companies	-	-	-		-
Payments of loans	(990,432)	(535,706)	454,726	45.9%	(1,029,887)
Repayments of liabilities for financial leases	(2,928)	(20,834)	(17,906)	(611.6%)	(40,053)
Payments on loans from related companies	(1,475)	-	1,475	(100.0%)	-
Dividends paid	(344,419)	(455,921)	(111,502)	(32.4%)	(876,501)
Payments of interest	(189,971)	(197,875)	(7,904)	(4.2%)	(380,413)
Other financing proceeds (payments)	(5,764)	(95,220)	(89,457)	(1552.1%)	(183,060)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(860,348)	(1,103,125)	(242,777)	(28.2%)	(2,120,741)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF FOREIGN EXCHANGE RATE VARIATIONS	28,344	(387,568)	(415,911)	(1467.4%)	(745,093)

Effects of foreign exchange rate variations on cash and cash equivalents	(16,743)	6,371	23,115	138.1%	12,249
Net Increase (Decrease) in Cash and Cash Equivalents	11,600	(381,196)	(392,797)	(3386.1%)	(732,844)
Beginning balance of cash and cash equivalents	1,318,062	1,134,901	(183,161)	(13.9%)	2,181,830
Ending Balance of Cash and Cash Equivalents	1,329,662	753,705	(575,958)	(43.3%)	1,448,986

      Pg.24

      The company generated a negative cash flow of Ch$ 387,568 million for the period, which can be broken down as follows:

      Operating activities generated a positive net cash flow of Ch$ 1,135,745 million that represents a decrease of 19.0% regarding last year's first nine-month period. This cash flow is composed primarily with net income of the period for Ch$ 781,773 million, which is adjusted to operating income in Ch$ 353,972 million. This adjustment includes fixed asset amortization, depreciation and impairments for Ch$ 387,801 million, interest for Ch$ 327,495 million, taxes for Ch$ 283,192 million, partially compensated by the tax payments of Ch$ 341,634 million.

      Investment activities generated a net negative cash flow of Ch$ 420,188 million, which compared with the same period of the preceding year represented an 18.2% increase. This flow corresponds primarily to the incorporation of fixed assets for Ch$ 302,451 million and intangible assets purchases (IFRIC 12) by Ch$ 124,451 million.

      Financing activities originated a negative cash flow of Ch$ 1,103,125 million, due to payments of loans for Ch$ 535,706 million, dividends paid for Ch$ 455,921 million, interests paid for Ch$ 197,875 million and other financial payments for Ch$ 95,220 million. The aforementioned was partially compensated for loans obtained for Ch$ 202.432 million.

      CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 10
Cash Flow (Thousand US$)	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10	3Q09	3Q10
Argentina	1,080.1	1,481.6	8,140.1	8,663.3	-	-	-	-	9,220.2	10,144.9
Peru	-	-	22,977.9	46,892.5	-	-	-	-	22,977.9	46,892.5
Brazil	11,864.0	-	30,618.6	178,619.5	-	-	-	-	42,482.5	178,619.5
Colombia	-	-	62,703.4	141,036.6	-	59,462.9	-	-	62,703.4	200,499.5
Total	12,944.1	1,481.6	124,440.0	375,211.8	-	59,462.9	-	-	137,384.1	436,156.4
Source: Internal Financial Report

      CAPEX AND DEPRECIATION

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	3Q09	3Q10	3Q10	3Q09	3Q10	3Q10
Endesa Chile	234,599	174,729	335,914	144,052	148,127	284,772
Cachoeira	814	4,701	9,038	5,086	5,501	10,576
Endesa Fortaleza	-	1,870	3,595	5,627	6,007	11,548
Cien	-	1,884	3,622	12,985	23,587	45,346
Chilectra S.A.	16,571	23,091	44,392	14,886	15,824	30,421
Edesur	41,229	34,787	66,877	12,251	10,572	20,325
Edelnor	26,194	15,435	29,674	14,888	15,383	29,574
Ampla (*)	71,493	71,820	138,073	37,539	40,179	77,244
Coelce (*)	60,900	53,535	102,920	31,017	28,385	54,570
Codensa	38,314	38,305	73,641	40,441	44,082	84,747
Cam Ltda.	2,019	702	1,350	1,349	1,316	2,530
Inmobiliaria Manso de Velasco Ltda.	675	521	1,002	184	214	411
Synapsis	2,108	2,237	4,301	1,911	2,343	4,504
Enersis holding and investment companies	529	174	335	853	575	1,105
Total	495,445	423,791	814,732	323,069	342,095	657,673
(*) Includes concessions intangible assets.

      Pg.25

       THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

      Commercial and Regulatory Risk

      The Group's activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group's activities, economic situation and operating results.

      The Group's distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

      The Group's generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group's hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

      Group's activities are subject a wide of environmental regulation that Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

      Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

        The approval from regulators of environmental impact studies.

        That public opposition may not cause delays or modifications to any proposed project and

        That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

      Interest Rate Risk

      Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

      In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 46% as of September 30, 2010 on a consolidated basis.

      Depending on the Group's estimates and debt structure objectives, hedging transactions take place contracting derivatives that mitigate these risks.

      Exchange Rate Risk

      The exchange rate risks are mainly related to the following transactions:

        Foreign currency debts contracted by Group's companies.

        Payments to be made on international markets for the acquisition of projects related materials.

        Group companies' incomes directly linked to the evolution of the dollar, and

        Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

      Pg.26

      In order to mitigate exchange rate risks, Enersis' exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency. Currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy strives to refinance debts in each company's functional currency.

      Commodities Risk

      Enersis is exposed to the price fluctuation risk on some commodities, basically through fuel purchases for the electricity generation and also energy transactions (buying and/or selling) in the local markets.

      In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants' firm energy in a dry year, including risk mitigation clauses in some unregulated clients' contracts.

      Liquidity Risk

      In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

      As of September 30, 2010, the Enersis Group held liquidity in the amount of Ch$ 753,704,597 thousand in cash and cash equivalent and Ch$ 247,527,000 thousand in committed long term credit lines. As of December 31st, 2009, the Enersis Group held liquidity in the amount of Ch$ 1,134,900,821 thousand in cash and cash equivalent and Ch$ 253,550,000 thousand in committed long term credit lines.

      Credit Risk

      Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn't allow them to individually accumulate significant amounts. Additionally, in the case of the so-called "unregulated clients" of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

      Furthermore, in our electricity generating business line, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

      In turn, in our electricity distribution business line, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

      Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits set for each entity.

      In the selection of banks for investment, are considered those that hold two investment grade classifications, according to the three main international risk agencies (Moody's, S&P and Fitch Ratings).

      Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

      Pg.27

      Derivatives are engaged with highly solvent entities; about 90% of operations are conducted with entities that hold an A or higher rating.

      Risk Measurement

      The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

      The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

      The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

      The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

        The U.S. dollar Libor interest rate.

        The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and

        The exchange rates of the different currencies involved in the calculation.

      The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Monte Carlo simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

      Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

      The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

      Other Risks

      A portion of Enersis and Endesa Chile's debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

      Nonpayment after any applicable grace period of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million dollars (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million dollars, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million dollars.

      Pg.28

      Similarly, nonpayment after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

      There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor's (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans executed in 2004 and 2006, and in local credit lines executed in 2009.

      Pg.29

      ARGENTINA

      GENERATION

      ENDESA COSTANERA

      The operating income of Costanera reached Ch$ 7,713 million as of September 2010, increasing by 74.4% compared to September 30, 2009. This result is mainly explained by an increase in sales by Ch$ 51,028 million, explained by a 41% increase in the company's average energy sale prices, partially offset by a decrease in physical sales by 11.7%.

      The increase in procurement and services costs of Ch$ 51,751 million more than compensated the larger revenue, mainly due to a 34.1% increase in fuel costs.

      Argentine peso depreciation relative to the Chilean peso generated a negative conversion effect of 13.7%.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	201,586	252,614	51,028	25.3%	485,647
Procurement and Services	(169,174)	(220,925)	(51,751)	(30.6%)	(424,725)
Contribution Margin	32,412	31,689	(723)	(2.2%)	60,922
Other Costs	(13,513)	(12,596)	916	6.8%	(24,216)
Gross Operating Income (EBITDA)	18,899	19,093	194	1.0%	36,706
Depreciation and Amortization	(14,477)	(11,380)	3,098	21.4%	(21,877)
Operating Income	4,422	7,713	3,291	74.4%	14,829
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera		3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced		6,715	5,910	(805)	(12.0%)
GWh Sold		6,745	5,957	(788)	(11.7%)
Market Share		8.6%	7.2%	(1.4) pp.

      EL CHOCÓN

      Operating income was reduced by 4.1% explained by Ch$ 2,429 million of lower revenues, partially compensated by the reduction of Ch$ 886 million in procurement and services costs.

      El Chocón showed a generation level 8.9% below the year before due to reduced hydroelectric availability as a result of the reservoir-operation controls limiting levels per basin.

      Argentine peso depreciation relative to the Chilean peso generated a negative conversion effect of 13.7%.

Table 13
El Chocón	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	47,810	45,381	(2,429)	(5.1%)	87,245
Procurement and Services	(13,726)	(12,840)	886	6.5%	(24,684)
Contribution Margin	34,084	32,541	(1,543)	(4.5%)	62,560
Other Costs	(3,810)	(3,642)	169	4.4%	(7,001)
Gross Operating Income (EBITDA)	30,274	28,900	(1,374)	(4.5%)	55,559
Depreciation and Amortization	(2,604)	(2,357)	247	9.5%	(4,532)
Operating Income	27,670	26,543	(1,127)	(4.1%)	51,028
Figures may differ from those accounted under Argentine GAAP.

      Pg.30

Table 13.1
El Chocón	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	2,628	2,395	(233)	(8.9%)
GWh Sold	2,904	2,646	(257)	(8.9%)
Market Share	3.7%	3.2%	(0.5) pp.

      DISTRIBUTION

      EDESUR

      Operating income decreased 58.3% to Ch$ 13,044 million mainly due to an increase in variable costs, mainly fines related to failures in quality service, salary increases and a poorer sales mix and the recognition, in 2009, of a General Agreement with the Provincial Government related to energy consumption for impoverished people living in shanty towns, which implied Ch$ 8,285 million. Physical sales rose 4.3% reaching 12,623 GWh. Energy losses reached 10.6% and the customer base increased in 65 thousand clients.

      The above mentioned effects were partially offset by a higher energy demand and lower cost of energy purchases.

      Argentine peso depreciation relative to the Chilean peso generated a negative conversion effect of 13.7%

Table 14
Edesur	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	254,069	222,307	(31,762)	(12.5%)	427,382
Procurement and Services	(120,257)	(107,637)	12,620	10.5%	(206,931)
Contribution Margin	133,812	114,670	(19,142)	(14.3%)	220,452
Other Costs	(88,019)	(89,482)	(1,463)	(1.7%)	(172,029)
Gross Operating Income (EBITDA)	45,792	25,188	(20,605)	(45.0%)	48,423
Depreciation and Amortization	(14,519)	(12,143)	2,376	16.4%	(23,345)
Operating Income	31,273	13,044	(18,229)	(58.3%)	25,078
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,288	2,354	65	2.8%
GWh Sold	12,099	12,623	524	4.3%
Clients/ Employee	862	898	35	4.1%
Energy Losses (%)	10.5%	10.6%	0.1 pp.

      Pg.31

      BRAZIL

      ENDESA BRASIL

      The operating income in Brazil amounted to Ch$ 367,843 million, 6.2% higher than the Ch$ 346,257 million reported to September 30, 2009.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Total Revenues	1,422,538	1,562,063	139,525	9.8%	3,003,044
Procurements and Services	(775,158)	(866,676)	(91,519)	(11.8%)	(1,666,173)
Contribution Margin	647,381	695,387	48,007	7.4%	1,336,872
Other Costs	(188,298)	(199,364)	(11,066)	(5.9%)	(383,274)
Gross Operating Income (EBITDA)	459,083	496,023	36,941	8.0%	953,598
Depreciation and Amortization	(112,826)	(128,181)	(15,354)	(13.6%)	(246,425)
Operating Income	346,257	367,843	21,586	6.2%	707,172
Net Financial Income	(31,659)	(69,411)	(37,752)	(119.2%)	(133,442)
Financial income	78,215	73,769	(4,446)	(5.7%)	141,820
Financial expenses	(118,963)	(142,249)	(23,286)	(19.6%)	(273,472)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	9,090	(931)	(10,021)	(110.2%)	(1,790)
Gains	25,340	27,012	1,672	6.6%	51,931
Losses	(16,251)	(27,944)	(11,693)	(72.0%)	(53,721)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	94	12	(82)	(87.3%)	23
Net Income before Taxes	314,692	298,444	(16,248)	(5.2%)	573,754
Income Tax	(77,044)	(50,843)	26,202	34.0%	(97,745)
NET INCOME	237,648	247,601	9,953	4.2%	476,009
Net Income Attributable to Owners of the Company	166,029	163,584	(2,444)	(1.5%)	314,488
Net Income Attributable to Minority Interest	71,619	84,017	12,398	17.3%	161,521

      GENERATION

      CACHOEIRA

      The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 19,299 million, from Ch$ 37,458 million to September 30, 2009 to Ch$ 56.757 million in the current year. The rise described before is the consequence of the 18% increase in prices, measured in local currency. Additionally, physical energy sales grew by 6.4% to 2,947 GWh as of September 30, 2010.

Table 16
Cachoeira	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	64,691	86,727	22,036	34.1%	166,731
Procurement and Services	(17,263)	(19,598)	(2,336)	(13.5%)	(37,677)
Contribution Margin	47,429	67,129	19,700	41.5%	129,054
Other Costs	(4,859)	(4,848)	11	0.2%	(9,321)
Gross Operating Income (EBITDA)	42,570	62,281	19,711	46.3%	119,733
Depreciation and Amortization	(5,112)	(5,524)	(412)	(8.1%)	(10,619)
Operating Income	37,458	56,757	19,299	51.5%	109,114
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	2,194	2,490	296	13.5%
GWh Sold	2,769	2,947	178	6.4%
Market Share	1.0%	1.0%	(0.0) pp.

      Pg.32

      FORTALEZA (CGTF)

      The operating income of Endesa Fortaleza (CGTF), as of September 30, 2010, increased by Ch$ 8,975 million, amounting to Ch$ 45,031 million, when compared to the same period of 2009. This increase is mainly due to higher revenues explained by the rise in the average sale price, expressed in local currency, of 6.0% and reduced energy purchases costs. This is partially offset by a rise in the cost of fuel purchases of Ch$ 11,686 million, related to higher generation in the period. Physical sales declined by 119 GWh to reach 2,210 GWh in September 2010.

Table 17
Fortaleza	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	100,079	109,832	9,753	9.7%	211,150
Procurement and Services	(51,578)	(53,299)	(1,721)	(3.3%)	(102,466)
Contribution Margin	48,501	56,533	8,032	16.6%	108,684
Other Costs	(6,817)	(5,474)	1,343	19.7%	(10,524)
Gross Operating Income (EBITDA)	41,684	51,059	9,375	22.5%	98,160
Depreciation and Amortization	(5,627)	(6,027)	(400)	(7.1%)	(11,588)
Operating Income	36,057	45,031	8,975	24.9%	86,572
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	251	1,121	871	347.6%
GWh Sold	2,329	2,210	(119)	(5.1%)
Market Share	0.8%	0.7%	(0.1) pp.

      TRANSMISSION

      CIEN

      The operating income of CIEN was a positive Ch$ 11,701 million, which represents a fall of Ch$ 50,860 million compared to September 30, 2009. In 2009 the company exported energy to Uruguay and Argentina starting as of February that year, but the present year there have been smaller exports of energy to Argentina.

Table 18
Cien	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	84,192	46,455	(37,737)	(44.8%)	89,309
Procurement and Services	(1,522)	(496)	1,026	67.4%	(954)
Contribution Margin	82,670	45,959	(36,711)	(44.4%)	88,356
Other Costs	(7,095)	(8,734)	(1,639)	(23.1%)	(16,791)
Gross Operating Income (EBITDA)	75,575	37,225	(38,350)	(50.7%)	71,565
Depreciation and Amortization	(13,014)	(25,525)	(12,510)	(96.1%)	(49,071)
Operating Income	62,561	11,701	(50,860)	(81.3%)	22,494
Figures may differ from those accounted under Brazilian GAAP.

      DISTRIBUTION

      AMPLA

      Operating Income amounted Ch$ 114,117 million and almost had no variation when compared to September, 2009. This is explained by higher electricity prices measured in local currency, an increase in tolls revenues and higher sales volume, which increased by 6.0%, reaching 7,309 GWh. The latter was partially offset by increase in node prices for the power purchased and an increase in technical losses.

      Pg.33

      All the above mentioned, has been boosted by positive conversion effect due to the appreciation of Brazilian Real relative to the Chilean peso.

Table 19
Ampla	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	710,102	766,439	56,337	7.9%	1,473,469
Procurement and Services	(457,005)	(490,011)	(33,006)	(7.2%)	(942,039)
Contribution Margin	253,097	276,428	23,331	9.2%	531,429
Other Costs	(100,861)	(100,823)	39	0.0%	(193,830)
Gross Operating Income (EBITDA)	152,236	175,606	23,370	15.4%	337,599
Depreciation and Amortization	(37,539)	(61,489)	(23,950)	(63.8%)	(118,212)
Operating Income	114,696	114,117	(580)	(0.5%)	219,388
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,511	2,554	43	1.7%
GWh Sold	6,895	7,309	414	6.0%
Clients/Employee	1,976	2,189	213	10.8%
Energy Losses %	20.9%	21.1%	0.2 pp.

      COELCE

      Operating Income rose by 43.9% to Ch$ 144,678 million, mainly due to a 14.9% increase in energy demand explained by a better economic scenario which boosted energy consumption in all segments; additionally, Coelce registered higher average sales prices due to better sales mix in residential, commercial, industrials and other rural customers and tolls. The latter was partially offset by higher energy losses and cost of energy purchases.

      All the above mentioned, has been boosted by positive conversion effect due to Real appreciation relative to the Chilean peso.

Table 20
Coelce	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	534,783	649,803	115,020	21.5%	1,249,238
Procurement and Services	(339,441)	(401,428)	(61,987)	(18.3%)	(771,740)
Contribution Margin	195,342	248,375	53,033	27.1%	477,497
Other Costs	(63,759)	(74,312)	(10,553)	(16.6%)	(142,864)
Gross Operating Income (EBITDA)	131,583	174,063	42,480	32.3%	334,633
Depreciation and Amortization	(31,017)	(29,385)	1,632	5.3%	(56,492)
Operating Income	100,566	144,678	44,112	43.9%	278,141
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,934	3,059	125	4.3%
GWh Sold	5,706	6,555	849	14.9%
Clients/Employee	2,291	2,353	63	2.7%
Energy Losses %	11.5%	11.9%	0.4 pp.

      Pg.34

      CHILE

      GENERATION

      ENDESA CHILE

      Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Total Revenues	1,879,052	1,849,260	(29,792)	(1.6%)	3,555,175
Procurements and Services	(775,722)	(935,999)	(160,277)	(20.7%)	(1,799,444)
Contribution Margin	1,103,330	913,261	(190,068)	(17.2%)	1,755,732
Other Costs	(127,763)	(125,676)	2,087	1.6%	(241,610)
Gross Operating Income (EBITDA)	975,566	787,585	(187,981)	(19.3%)	1,514,121
Depreciation and Amortization	(146,626)	(151,359)	(4,733)	(3.2%)	(290,985)
Operating Income	828,941	636,227	(192,714)	(23.2%)	1,223,137
Net Financial Income	(130,696)	(92,347)	38,349	29.3%	(177,535)
Financial income	23,664	7,705	(15,958)	(67.4%)	14,814
Financial expenses	(141,413)	(108,658)	32,755	23.2%	(208,892)
Income (Loss) for indexed assets and liabilities	11,363	(3,086)	(14,449)	(127.2%)	(5,933)
Foreign currency exchange differences, net	(24,310)	11,691	36,001	148.1%	22,476
Gains	16,016	24,373	8,357	52.2%	46,857
Losses	(40,326)	(12,682)	27,644	68.6%	(24,381)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	69,495	67,543	(1,952)	(2.8%)	129,850
Net Income from Other Investments	(251)	139	389	155.3%	266
Net Income from Sales of Assets	34	833	799	2357.3%	1,602
Net Income before Taxes	767,523	612,394	(155,129)	(20.2%)	1,177,319
Income Tax	(143,438)	(148,961)	(5,523)	(3.9%)	(286,375)
NET INCOME	624,085	463,434	(160,651)	(25.7%)	890,944
Net Income Attributable to Owners of the Company	509,184	351,525	(157,659)	(31.0%)	675,801
Net Income Attributable to Minority Interest	114,901	111,909	(2,992)	(2.6%)	215,144
*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

      Chilean Operations

      The operating income of the Chilean business as of September 30, 2010 was Ch$ 349,900 million, 34.3% below the level for the same period of 2009. Physical sales remained in line, although average prices expressed in pesos fell by approximately 9.3%. This is explained by the fall in sales on the spot market due to reduced hydrology, partially compensated by higher sales to un-regulated and regulated customers which showed a recovery in demand to remain at an aggregate level in line with that at September 30, 2009.

      The reduced operating result was also affected by a 20.8% increase in procurement and service costs, mainly explained by larger purchases of energy and an increase in transport costs. This led Chile's EBITDA, or gross operating margin, to reach Ch$ 424,465 million for the nine-month period to September, 2010, compared to Ch$ 604,466 million as of September 30, 2009.

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	1,070,213	984,721	(85,491)	(8.0%)	1,893,112
Procurement and Services	(414,345)	(500,645)	(86,300)	(20.8%)	(962,482)
Contribution Margin	655,868	484,076	(171,792)	(26.2%)	930,630
Other Costs	(51,402)	(59,612)	(8,209)	(16.0%)	(114,602)
Gross Operating Income (EBITDA)	604,466	424,465	(180,001)	(29.8%)	816,028
Depreciation and Amortization	(71,887)	(74,565)	(2,678)	(3.7%)	(143,351)
Operating Income	532,578	349,900	(182,679)	(34.3%)	672,677

      Pg.35

Table 22.1
Chilean Electricity Business	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	16,068	15,431	(637)	(4.0%)
GWh Sold	16,071	16,005	(66)	(0.4%)
Market Share	40.6%	39.6%	(1.1) pp.

      DISTRIBUTION

      CHILECTRA

      Operating Income decreased 26.6%, to Ch$ 81,581 million, when compared to the first nine-month period of 2009. This is mainly explained by lower tariffs, higher fixed costs and a slowdown in the activity in other services related to the subsidiary. This was partially compensated by an increase in demand by 3.8%, explained partially by an increase in the customer base.

      Energy losses remained stable when compared to the first nine-month period of 2009.

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	3Q09	3Q10	Var 3Q09-3Q10	Chg %	3Q10
Sales	829,697	713,320	(116,377)	(14.0%)	1,371,348
Other operating income	19,948	9,742	(10,206)	(51.2%)	18,728
Total Revenues	849,645	723,062	(126,583)	(14.9%)	1,390,076
Procurements and Services	(657,442)	(555,336)	102,106	15.5%	(1,067,625)
Contribution Margin	192,203	167,726	(24,477)	(12.7%)	322,451
Other Costs	(60,118)	(63,846)	(3,728)	(6.2%)	(122,743)
Gross Operating Income (EBITDA)	132,085	103,880	(28,205)	(21.4%)	199,708
Depreciation and Amortization	(20,937)	(22,299)	(1,363)	(6.5%)	(42,870)
Operating Income	111,148	81,581	(29,568)	(26.6%)	156,838
Net Financial Income	(283)	(531)	(248)	(87.8%)	(1,020)
Financial income	11,832	7,026	(4,806)	(40.6%)	13,508
Financial expenses	(13,695)	(6,245)	7,450	54.4%	(12,006)
Income (Loss) for indexed assets and liabilities	(55)	9	64	115.5%	16
Foreign currency exchange differences, net	1,635	(1,321)	(2,956)	(180.8%)	(2,539)
Gains	3,080	673	(2,408)	(78.2%)	1,293
Losses	(1,445)	(1,993)	(548)	(37.9%)	(3,832)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	57,873	49,934	(7,939)	(13.7%)	95,998
Net Income from Other Investments	759	-	(759)	(100.0%)	-
Net Income from Sales of Assets	4	(3)	(7)	(185.7%)	(6)
Net Income before Taxes	169,502	130,981	(38,521)	(22.7%)	251,809
Income Tax	(18,923)	(21,237)	(2,314)	(12.2%)	(40,828)
NET INCOME	150,579	109,744	(40,835)	(27.1%)	210,981
Net Income Attributable to Owners of the Company	148,668	109,743	(38,925)	(26.2%)	210,980
Net Income Attributable to Minority Interest	1,910	0	(1,910)		1

Table 23.1
Chilectra		3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)		1,563	1,606	43	2.7%
GWh Sold		9,390	9,749	360	3.8%
Clients/ Employee		2,141	2,202	61	2.9%
Energy Losses (%)		6.0%	6.0%	(0.0) pp.

      Pg.36

      COLOMBIA

      GENERATION

      EMGESA

      The operating income of our business in Colombia was Ch$ 193,008 million as of the end of September 2010, 3.1% lower than in the first nine-months of 2009. The main factor was an increase of Ch$ 4,156 million in depreciation and amortization, mainly explained by the accounting of higher investments that increased its comparison base.

      EBITDA, or gross operating income, fell by 0.9% at the end of September 2010 to Ch$ 224,295 million, mainly explained by an increase in other fixed operating costs of Ch$ 2,604 million.

      In commercial terms, physical sales declined by 1,590 GWh (12.4%), which was more than compensated by a 18.9% rise in the average sale price following the greater thermal production due to the low hydrology at the beginning of this year, positively affecting revenues which rose by Ch$ 15,430 million (4.1%). This effect was partially reduced by higher procurement and service costs of Ch$ 14,239 million (11.3%), influenced mainly by higher fuel consumption for the thermal generation of Ch$ 9,638 million. This was due to a less efficient production mix because of the low hydrology at the start of the year as a result of the El Niño phenomenon, which impact has been partially mitigated in the second half of the year. This situation led to an increase in thermal production, replacing hydroelectric dispatch which fell by 1,684 GWh (17.9%), comparing both periods.

      The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods produces an increase in Chilean pesos of 5.7% as of September 2010, compared to September 2009.

Table 24
Emgesa	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	374,771	390,201	15,430	4.1%	750,155
Procurement and Services	(126,407)	(140,646)	(14,239)	(11.3%)	(270,391)
Contribution Margin	248,364	249,554	1,191	0.5%	479,765
Other Costs	(22,100)	(25,259)	(3,160)	(14.3%)	(48,561)
Gross Operating Income (EBITDA)	226,264	224,295	(1,969)	(0.9%)	431,204
Depreciation and Amortization	(27,130)	(31,286)	(4,156)	(15.3%)	(60,148)
Operating Income	199,133	193,008	(6,125)	(3.1%)	371,056
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced	9,922	8,519	(1,403)	(14.1%)
GWh Sold	12,790	11,200	(1,590)	(12.4%)
Market Share	21.1%	18.3%	(2.8) pp.

      Pg.37

      DISTRIBUTION

      CODENSA

      Operating Income decreased 2.3% to Ch$ 154.257 million, mainly due to an increase in items that do not represent cash outflows (depreciation & amortization). Cash flow generation improved, which is mainly the result of the increase in sales as part of the recovery in demand 2010, which allowed the company to offset the increase in the cost of energy purchased, related to the lower hydrology experienced during the year in Colombia.

      The higher Cash Flow generation allowed Codensa to offset the effects related to the Codensa Hogar's change in business model and the deconsolidation of the operating revenues generated by this business line, which distorts the comparison basis.

      It is worth mentioning that starting this year, the change in the Codensa Hogar business model will be reflected in the financial statements of the company as they will be deconsolidated from Codensa's operating revenues. Therefore, all income from the retail business, which corresponds to the commissions received from Colpatria, will be classified as Financial Income.

      Additionally, the higher demand experienced on Cundinamarca (which is part of Codensa Consolidated), which was accompanied by higher tariffs, and also due the positive conversion effect (5.7%) from local currency to Chilean pesos, all helping boosting Codensa's results.

Table 25
Codensa	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	550,342	592,765	42,423	7.7%	1,139,582
Procurement and Services	(284,398)	(324,334)	(39,936)	(14.0%)	(623,527)
Contribution Margin	265,943	268,431	2,488	0.9%	516,055
Other Costs	(64,921)	(65,718)	(797)	(1.2%)	(126,341)
Gross Operating Income (EBITDA)	201,023	202,713	1,691	0.8%	389,713
Depreciation and Amortization	(43,054)	(48,456)	(5,403)	(12.5%)	(93,157)
Operating Income	157,969	154,257	(3,712)	(2.3%)	296,557
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)	2,456	2,525	69	2.8%
GWh Sold	8,998	9,276	278	3.1%
Clients/ Employee	2,380	2,362	(18)	(0.8%)
Energy Losses (%)	8.3%	8.6%	0.3 pp.

      Pg.38

      PERU

      GENERATION

      EDEGEL

      Operating income in Peru was Ch$ 54,986 million, a reduction of 7.0% with respect to September 30, 2009. This is mainly explained by an increase in energy purchase costs, mainly reflecting the absence of the reversal of non-recurring provisions for energy purchases for distributor customers without contracts which were booked in the period to September 30, 2009 and, to a lesser degree, greater physical purchases at higher average prices, required to meet the increase of 169 GWh (2.7%) in physical sales. In addition, there was a higher fuel cost of Ch$ 3,965 million due to the increased thermal dispatch in the period.

      The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods produces a reduction in Chilean pesos of 1.8% to September 2010, compared to September 30, 2009.

Table 26
Edegel	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	159,865	161,205	1,340	0.8%	309,913
Procurement and Services	(49,853)	(60,798)	(10,944)	(22.0%)	(116,882)
Contribution Margin	110,012	100,407	(9,605)	(8.7%)	193,031
Other Costs	(22,371)	(16,077)	6,294	28.1%	(30,908)
Gross Operating Income (EBITDA)	87,641	84,330	(3,311)	(3.8%)	162,123
Depreciation and Amortization	(28,543)	(29,344)	(801)	(2.8%)	(56,413)
Operating Income	59,098	54,986	(4,112)	(7.0%)	105,709
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel		3Q09	3Q10	Var 3Q09-3Q10	Chg%
GWh Produced		6,029	6,229	200	3.3%
GWh Sold		6,179	6,349	169	2.7%
Market Share		30.6%	29.0%	(1.6) pp.

      DISTRIBUTION

      EDELNOR

      Operating Income increased 2.3% to Ch$ 49,418 million, mainly due to a higher sales volume by 7.3% reaching 4,550 GWh, and the increase of revenues coming from other services offered by this subsidiary.

      The latter was partially offset by higher energy losses by 0.1 pp and a change in sales mix. The client base increased during the period in 36,000 new customers.

      Pg.39

Table 27
Edelnor	Million Ch$				Thousand US$
	3Q09	3Q10	Var 3Q09-3Q10	Chg%	3Q10
Operating Revenues	228,052	230,578	2,526	1.1%	443,283
Procurement and Services	(138,739)	(140,739)	(2,000)	(1.4%)	(270,568)
Contribution Margin	89,313	89,840	527	0.6%	172,715
Other Costs	(24,903)	(23,820)	1,083	4.3%	(45,793)
Gross Operating Income (EBITDA)	64,410	66,020	1,610	2.5%	126,922
Depreciation and Amortization	(16,105)	(16,602)	(497)	(3.1%)	(31,917)
Operating Income	48,305	49,418	1,113	2.3%	95,005
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor		3Q09	3Q10	Var 3Q09-3Q10	Chg%
Customers (Th)		1,050	1,086	36	3.4%
GWh Sold		4,239	4,550	311	7.3%
Clients/ Employee		1,753	1,943	190	10.8%
Energy Losses (%)		8.1%	8.2%	0.1 pp.

      Operating Income by Subsidiary

      Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis' subsidiaries, for the nine-months ended in September 30, 2009 and September 2010, detailed as follows:

Table 28	3Q09			3Q10
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	1,879,052	(1,050,111)	828,941	1,849,260	(1,213,033)	636,227
Cachoeira (**)	64,691	(27,233)	37,458	86,727	(29,970)	56,757
Fortaleza (***)	100,079	(64,022)	36,057	109,832	(64,800)	45,031
Cien (**)	84,192	(21,631)	62,561	46,455	(34,754)	11,701
Chilectra	849,645	(738,497)	111,148	723,062	(641,481)	81,581
Edesur	254,069	(222,796)	31,273	222,307	(209,263)	13,044
Distrilima (Edelnor)	228,052	(179,747)	48,305	230,578	(181,160)	49,418
Ampla	710,102	(595,406)	114,696	766,439	(652,323)	114,117
Investluz (Coelce)	534,783	(434,217)	100,566	649,803	(505,125)	144,678
Codensa	550,342	(392,373)	157,969	592,765	(438,508)	154,257
CAM Ltda.	112,753	(111,608)	1,145	86,587	(87,981)	(1,393)
Inmobiliaria Manso de Velasco Ltda.	3,075	(3,063)	12	4,507	(3,704)	802
ICT	-	-	-	970	(489)	481
Synapsis Soluciones y Servicios IT Ltda.	53,195	(47,374)	5,821	50,497	(52,894)	(2,397)
Enersis Holding and other investment vehicles	9,251	(21,669)	(12,419)	11,790	(24,572)	(12,782)
Consolidation Adjustments	(532,954)	532,060	(894)	(601,209)	599,239	(1,970)
Total Consolidation	4,900,328	(3,377,688)	1,522,639	4,831,342	(3,541,337)	1,290,005
(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén.

      Pg.40

Table 28.1	3Q10
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	3,555,175	(2,332,039)	1,223,137
Cachoeira (**)	166,731	(57,617)	109,114
Fortaleza (***)	211,150	(124,578)	86,572
Cien (**)	89,309	(66,815)	22,494
Chilectra	1,390,076	(1,233,238)	156,838
Edesur	427,382	(402,305)	25,078
Distrilima (Edelnor)	443,283	(348,278)	95,005
Ampla	1,473,469	(1,254,081)	219,388
Investluz (Coelce)	1,249,238	(971,096)	278,141
Codensa	1,139,582	(843,025)	296,557
CAM Ltda.	166,463	(169,141)	(2,678)
Inmobiliaria Manso de Velasco Ltda.	8,664	(7,122)	1,542
ICT	1,865	(940)	924
Synapsis Soluciones y Servicios IT Ltda.	97,080	(101,689)	(4,609)
Enersis Holding and other investment vehicles	22,667	(47,239)	(24,572)
Consolidation Adjustments	(1,155,815)	1,152,027	(3,788)
Total Consolidation	9,286,320	(6,807,176)	2,479,143

      Pg.41

      OWNERSHIP OF THE COMPANY AS OF SEPTEMBER 30, 2010

      TOTAL SHAREHOLDERS: 7,796

      CONFERENCE CALL INVITATION

      Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Thursday, October 28th, 2010, 11:00 a.m. Eastern Time (12:00 p.m. Chilean Time). There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer.

      To participate, please dial +1 (617) 213-4846 or +1 (888) 679-8033 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 17251425

      To access the phone replay, please dial +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 90890900.

      FOR THIS CONFERENCE CALL YOU CAN ACCESS PREVIOUSLY TO THE PRE-REGISTRATION SITE AT HTTPS://WWW.THECONFERENCINGSERVICE.COM/PREREG/KEY.PROCESS?KEY= PMB87PFEE AND MAKE YOUR REGISTRATION QUICKER. IF NOT, PLEASE CONNECT APPROXIMATELY 15 MINUTES PRIOR TO THE SCHEDULED START TIME. YOU CAN ALSO ACCESS TO THE CONFERENCE CALL REPLAY THROUGH OUR WEBSITE AT HTTP://PHX.CORPORATE-IR.NET/PHOENIX.ZHTML?C=83615&P=IROL-IRHOME.

      Pg.42

      CONTACT INFORMATION

      For further information, please contact us:

Ricardo Alvial	Rodrigo Pérez
Risk Management and IR Director	Head of Investor Relations
ram@e.enersis.cl	rapr@e.enersis.cl
56 (2) 353 4682	56 (2) 353 4554

Carmen Poblete	Romina Valderrama	Erika Vargas	Nicolás Donoso
Shares Department	Investor Relations	Investor Relations	Investor Relations
Associate	Associate	Associate	Associate
cpt@e.enersis.cl	rvh@enersis.cl	emvb@enersis.cl	ndo@enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4555	56 (2) 353 4492

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

      DISCLAIMER

      This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis' business plans; (2) Enersis' cost-reduction plans; (3) trends affecting Enersis' financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis' or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis' Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

      Pg.43

      SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

      Date: October 28, 2010